SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Holly Energy Partners, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
435763 10 7
(CUSIP Number)
Denise C. McWatters
Vice President, General Counsel and Secretary
Holly Energy Partners, L.P.
100 Crescent Court, Suite 1600
Dallas, Texas 75201
Tel: (214) 871-3555
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 18, 2009
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Corporation 75-1056913

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		72,503 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,217,497 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		72,503 Common Units

WITH	10	SHARED DISPOSITIVE POWER

7,217,497 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

7,290,000 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.5% of Common Units

14	TYPE OF REPORTING PERSON

CO – corporation
(1) Certain indirect wholly owned subsidiaries of Holly Corporation, including Navajo Pipeline Co., L.P. and HEP Logistics Holdings, L.P., are the record owners of 7,217,497 of these Common Units.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Holdings, Inc. 85-0284908

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New Mexico, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,127,440 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER

7,127,440 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

7,127,440 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.5% of Common Units

14	TYPE OF REPORTING PERSON

CO – corporation
(1) Navajo Pipeline Co., L.P. and HEP Logistics Holdings, L.P. are the record owners of these Common Units.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline GP, L.L.C. 52-2364943

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,127,440 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER

7,127,440 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

7,127,440 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.5% of Common Units

14	TYPE OF REPORTING PERSON

OO – limited liability company
(1) Navajo Pipeline Co., L.P. and HEP Logistics Holdings, L.P. are the record owners of these Common Units.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline LP, L.L.C. 85-0484420

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,127,440 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER

7,127,440 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

7,127,440 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.5% of Common Units

14	TYPE OF REPORTING PERSON

OO – limited liability company
(1) Navajo Pipeline Co., L.P. and HEP Logistics Holdings, L.P. are the record owners of these Common Units.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline Co., L.P. 75-1611333

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,127,440 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER

7,127,440 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

7,127,440 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.5% of Common Units

14	TYPE OF REPORTING PERSON

PN – partnership
(1) HEP Logistics Holdings, L.P. is the record owner of 7,000,000 of these Common Units.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Logistic Services, L.L.C. 05-0593172

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,000,000 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER

7,000,000 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

7,000,000 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.8% of Common Units

14	TYPE OF REPORTING PERSON

OO – limited liability company
(1) HEP Logistics Holdings, L.P. is the record owner of these Common Units.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS HEP Logistics Holdings, L.P. 20-0833056

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,000,000 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER

7,000,000 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,000,000 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.8% of Common Units

14	TYPE OF REPORTING PERSON

PN – partnership

Item 1. Security and Issuer
     This schedule relates to the common units representing limited partner interests (the “Common Units”) of Holly Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), which has its principal executive offices at 100 Crescent Court, Suite 1600, Dallas, Texas 75201.
Item 2. Identity and Background
(a)	Name of Persons Filing this Statement:
(1)	Holly Corporation, a Delaware corporation (“Holly”), is the parent of Navajo Holdings, Inc., a New Mexico corporation (“Navajo Holdings”), Navajo Pipeline GP, L.L.C., a Delaware limited liability company (“Navajo Pipeline GP”), Navajo Pipeline LP, L.L.C., a Delaware limited liability company (“Navajo Pipeline LP”), Navajo Pipeline, Co., L.P., a Delaware limited partnership (“Navajo”), Holly Logistic Services, L.L.C., a Delaware limited liability company (“HLS”), and HEP Logistics Holdings, L.P., a Delaware limited partnership (the “General Partner”).

(2)	Navajo Holdings is a wholly owned subsidiary of Holly.

(3)	Navajo Pipeline GP is a wholly owned subsidiary of Navajo Holdings.

(4)	Navajo Pipeline LP is a wholly owned subsidiary of Navajo Holdings.

(5)	Navajo has one general and limited partner, which are Navajo Pipeline GP and Navajo Pipeline LP, respectively.

(6)	HLS is a wholly owned subsidiary of Navajo.

(7)	The General Partner (collectively with Holly, Navajo Holdings, Navajo Pipeline GP, Navajo Pipeline LP, Navajo and HLS, the “Reporting Persons”), has one general and limited partner, which are HLS and Navajo, respectively, and is the sole general partner of the Issuer.
The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

(b)	Principal Business Address and Principal Office Address of Reporting Persons:
(1)	The principal business address and principal office address of the Reporting Persons is 100 Crescent Court, Suite 1600, Dallas, Texas 75201.
(c)	Present Principal Occupation or Principal Business:
(1)	The principal business of Holly is to act as a holding company whose assets consist of direct and indirect ownership interests in, and whose business is conducted substantially through, its subsidiaries.

(2)	The principal business of Navajo Holdings is to act as a holding company whose assets consist of direct and indirect ownership interests in, and whose business is conducted substantially through, its subsidiaries.

(3)	The principal business of Navajo Pipeline GP is to serve as the general partner of Navajo.

(4)	The principal business of Navajo Pipeline LP is to serve as the limited partner of Navajo.

(5)	The principal business of Navajo is to own all of the membership interests in HLS and serve as the limited partner of the General Partner.

(6)	The principal business of HLS is to serve as the general partner of the General Partner.

(7)	The principal business of the General Partner is to serve as the general partner of the Issuer. The principal business of the Issuer is the operation (through its subsidiaries) of oil and gas refined product and crude oil pipelines.
     Pursuant to Instruction C to Schedule 13D of the Act, information regarding the directors and executive officers of Holly, Navajo Holdings and HLS (the “Listed Persons”) are as follows:

Holly Corporation:

					Percent of
					Common
			Common Units		Units
		Principal	Beneficially		Beneficially
Name	Position	Occupation/Business	Owned		Owned
Matthew P. Clifton	Chairman of the Board and Chief Executive Officer	Executive Officer of Holly and its affiliates	67,246		0.4

David L. Lamp	President	Executive Officer of Holly and its affiliates	300	(1)	*

Bruce R. Shaw	Senior Vice President and Chief Financial Officer	Executive Officer of Holly and its affiliates	8,580		*

Denise C. McWatters	Vice President, General Counsel and Secretary	Executive Officer of Holly and its affiliates	3,610	(2)	*

Robert G. McKenzie	Director	Financial Consultant	0		*

Marcus R. Hickerson	Director	President, Waxahachie Community Development Corporation	10,300	(3)	0.1

Thomas K. Matthews II	Director	Financial Consultant	1,000	(4)	*

Jack P. Reid	Director	Retired	4,400	(5)	*

Paul T. Stoffel	Director	Chairman of Triple S Capital Corp. and Paul Stoffel Investments	150,300		0.9

Buford P. Berry	Director	Of Counsel, Thompson & Knight L.L.P.	0		*

Leldon E. Echols	Director	Private Investor	0		*

*	Less than 0.1%
Navajo Holdings, Inc.

				Percent of
				Common
				Units
		Principal	Common Units	Beneficially
Name	Position	Occupation/Business	Beneficially Owned	Owned
Matthew P. Clifton	President and Director	Executive Officer of Holly and its affiliates	67,246	0.4

Bruce R. Shaw	Vice President, Chief Financial Officer and Director	Executive Officer of Holly and its affiliates	8,580	*

Denise C. McWatters	Vice President, General Counsel, Secretary and Director	Executive Officer of Holly and its affiliates	3,610 (2)	*

*	Less than 0.1%

Holly Logistic Services, L.L.C.

				Percent of
				Common
				Units
		Principal	Common Units	Beneficially
Name	Position	Occupation/Business	Beneficially Owned	Owned
Matthew P. Clifton	Chairman of the Board and Chief Executive Officer	Executive Officer of Holly and its affiliates	67,246	0.4

David G. Blair	Senior Vice President	Executive Officer of HLS	15,601	0.1

Bruce R. Shaw	Senior Vice President and Chief Financial Officer	Executive Officer of Holly and its affiliates	8,580	*

Denise C. McWatters	Vice President, General Counsel and Secretary	Executive Officer of Holly and its affiliates	3,610(2)	*

P. Dean Ridenour	Director	Retired	30,025	0.2

Charles M. Darling, IV	Director	President of DQ Holdings, L.L.C.	18,506	0.1

William J. Gray	Director	Private Consultant	10,105	0.1

Jerry W. Pinkerton	Director	Retired	7,306	0.1

William P. Stengel	Director	Retired	7,806(6)	*

*	Less than 0.1%

(1)	Mr. Lamp owns a 20% interest in, and is a director of, BJM Corp., which owns these Common Units; therefore, as an owner and director of BJM Corp., Mr. Lamp shares voting and disposition power over these Common Units. As an owner and director of BJM Corp., Mr. Lamp has the power to direct the receipt of distributions from and the proceeds from the sale of, these Common Units.

(2)	Mrs. McWatters shares voting and disposition power over 2,000 of these Common Units, which Common Units are owned by her husband. Mrs. McWatters’ husband also has the right to receive distributions from, and the proceeds from the sale of, these Common Units.

(3)	Mr. Hickerson shares voting and disposition power over these Common Units, which Common Units are jointly owned with his wife. Mr. Hickerson’s wife also has the right to receive distributions from, and the proceeds from the sale of, these Common Units.

(4)	Mr. Matthews and his wife are general partners of the TKM/JMM Family Limited Partnership, which owns these Common Units; therefore, Mr. Matthews shares voting and disposition power over these Common Units with his wife as general partners of the TKM/JMM Family Limited Partnership. As general partners of the TKM/JMM Family Limited Partnership, Mr. Matthews and his wife have the power to direct the receipt of distributions from, and the proceeds from the sale of, these Common Units.

(5)	Mr. Reid holds a 19.99402% limited partner interest and a 0.5% general partner interest in the Reid Family Limited Partnership and Mr. Reid’s wife holds a 19.99402% limited partner interest and a 0.5% general partner interest in the Reid Family Limited Partnership, which owns these Common Units; therefore, as general partners of the Reid Family Limited Partnership, Mr. Reid shares voting and disposition power over these Common Units with his wife. As general partners of the Reid Family Limited Partnership, Mr. Reid and his wife have the power to direct the receipt of distributions from, and the proceeds from the sale of, these Common Units. Mr. Reid disclaims beneficial ownership of Common Units held by the Reid Family Limited Partnership except to the extent of his pecuniary interest therein.

(6)	Mr. Stengel shares voting and disposition power over 500 of these Common Units, which Common Units are owned by his wife. Mr. Stengel’s wife also has the right to receive distributions from, and the proceeds from the sale of, these Common Units.
     The principal business address and principal office address of the executive officers and directors listed above is 100 Crescent Court, Suite 1600, Dallas, Texas 75201.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     (f) Each of the natural persons identified in this Item 2 is a U.S. citizen.
Item 3. Source and Amount of Funds or Other Consideration
     On February 29, 2008, pursuant to a purchase and sale agreement, the Issuer acquired certain assets of certain of Holly’s wholly owned subsidiaries, including Navajo, in exchange for 217,497 Common Units, 127,440 of which were issued to Navajo and 90,057 of which were issued to other wholly owned subsidiaries of Holly. In connection with that transaction, Holly purchased for cash 2,503 Common Units from the Issuer. Holly used cash on hand to make this purchase.
     On August 18, 2009, 7,000,000 subordinated units representing limited partner interests in the Issuer (the “Subordinated Units”) held by the General Partner converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined below).
Item 4. Purpose of Transaction
     The Reporting Persons and, to the Reporting Persons knowledge, the Listed Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons and the Listed Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Issuer’s business, prospects and financial condition, the market for the Common Units, general economic conditions, financial and stock market conditions and other future developments.
     The following describes plans or proposals that the Reporting Persons or Listed Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) Although Holly has no obligation to sell assets to the Issuer, and the Issuer has no obligation to purchase from Holly any additional assets, Holly has in the past and may in the future periodically offer the opportunity to purchase from Holly assets related to the Issuer’s business. In the event the Issuer purchases assets from Holly or its affiliates, the Issuer may issue additional securities to Holly and its affiliates or in connection with any financing obtained in connection with such transactions. Certain of the Listed Persons are executive officers and directors of HLS, the general partner of the Issuer’s general partner, and may in the future receive Common Units in consideration for their services to HLS.
     (b) None.

     (c) None.
     (d) None.
     (e) The Reporting Persons, as direct and indirect owners of, or as the general partner of the Issuer, and the Listed Persons, as directors and executive officers of certain of the Reporting Persons, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.
     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) Except as described in this Item 4, the Reporting Persons and, to the Reporting Persons knowledge, the Listed Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons or the Listed Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons and the Listed Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons and the Listed Persons. The Reporting Persons and the Listed Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
(a)	(1)	The General Partner is the record and beneficial owner of an aggregate of 7,000,000 Common Units, representing 39.8% of the Common Units. Navajo is the record and beneficial owner of an aggregate of 127,440 Common Units, representing 0.7% of the Common Units. Holly is the record and beneficial owner of 72,503 Common Units, representing 0.4% of the Common Units. No other Reporting Person directly owns any Common Units.
(2)	In its capacity as the owner of 100% of the general partner interests in the General Partner, HLS may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 7,000,000 Common Units, representing 39.8% of the Common Units. In its capacity as the owner of 100% of the membership interests HLS and the owner of 100% of the limited partner interests in the General Partner, Navajo may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 7,127,440 Common Units, representing 40.5% of the Common Units. In their capacity as the direct or indirect owners of 100% of the general and limited partner interests in Navajo, Navajo Holdings, Navajo Pipeline GP and Navajo Pipeline LP may each, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 7,127,440 Common Units, representing 40.5% of the Common Units. In its capacity as the owner of 100% of the common stock of Navajo Holdings, Holly may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 7,290,000 Common Units, 90,057 of which are held directly by wholly owned subsidiaries of Holly that are not Reporting Persons, representing 41.5% of the Common Units.

(3)	The information set forth in Item 2 with respect to the Listed Persons is incorporated into this Item 5(a) by reference.

(4)	The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person or Listed Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person or Listed Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person or Listed Person.

(5)	Except as set forth herein, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, the Listed Persons own beneficially, or have any right to acquire, directly or indirectly, any Common Units.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto and the information regarding the Listed Persons in Item 2 is incorporated herein by reference. The executive officers and members of the board of directors of (i) Holly who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, 7,290,000 Common Units owned by Holly, Navajo, the General Partner and other wholly owned subsidiaries of Holly that are not Reporting Persons, subject to certain exceptions, (ii) Navajo Holdings who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, 7,127,440 Common Units owned by Navajo and the General Partner, subject to certain exceptions, and (iii) HLS who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, 7,000,000 Common Units owned by the General Partner, subject to certain exceptions.
     (c) The information with respect to the conversion on August 18, 2009 of all of the Subordinated Units into Common Units set forth in Item 6 of this Schedule 13D is hereby incorporated herein. On August 1, 2009, each of P. Dean Ridenour, Charles M. Darling, IV, William J. Gray, Jerry W. Pinkerton and William P. Stengel received 1,372 restricted Common Units under the Issuer’s Long-Term Incentive Plan in consideration for their services as a member of the board of directors of HLS. On August 25, 2009, Jerry W. Pinkerton sold (i) 1,500 Common Units for $35.9002 per Common Unit and (ii) 500 Common Units for $35.8968 per Common Unit. On July 17, 2009, David L. Lamp sold (i) 1,000 Common Units for $35.25 per Common Unit, (ii) 1,000 Common Units for $35.47 per Common Unit and (iii) 400 Common Units for $35.79 per Common Unit. Each of these transactions by

Mr. Lamp was effected on the open market. Except as described above, none of the Reporting Persons, or to the Reporting Person’s knowledge, the Listed Persons has effected transactions in the Common Units in the past sixty days.
     (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Item 2 for the information applicable to the Listed Persons. Except for the foregoing and the cash distributions as described in the Issuer Partnership Agreement (as defined below), no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Subject to the terms and conditions of the First Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), the General Partner and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Pursuant to the terms of the Issuer Partnership Agreement, each Subordinated Unit will convert into one Common Unit at the end of the subordination period. The subordination period extended until the date two business days after the Issuer met the financial tests set forth in the Issuer Partnership Agreement. The Issuer met the financial tests set forth in the Issuer Partnership Agreement on August 14, 2009. The subordination period terminated on August 18, 2009, resulting in the conversion of 7,000,000 Subordinated Units into Common Units on such date.
Item 7. Material to Be Filed as Exhibits

Exhibit 4.1:	First Amended and Restated Agreement of Limited Partnership of Holly Energy Partners, L.P. (incorporated by reference to Exhibit 3.1 of Issuer’s Quarterly Report on Form 10-Q for its quarterly period ended June 30, 2004, File No. 1-32225).

Exhibit 4.2:	Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of Holly Energy Partners, L.P., dated February 28, 2005 (incorporated by reference to Exhibit 3.1 of Issuer’s Current Report on Form 8-K dated February 28, 2005, File No. 1-32225).

Exhibit 4.3	Amendment No. 2 to the First Amended and Restated Agreement of Limited Partnership of Holly Energy Partners, L.P., as amended, dated July 6, 2005 (incorporated by reference to Exhibit 3.1 of Issuer’s Current Report on Form 8-K dated July 6, 2005, File No. 1-32225).

Exhibit 4.4	Amendment No. 3 to First Amended and Restated Agreement of Limited Partnership of Holly Energy Partners, L.P., dated April 11, 2008 (incorporated by reference to Exhibit 4.1 of Issuer’s Current Report on Form 8-K filed April 15, 2008, File No. 1-32225).

Exhibit 99.1:	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated August 28, 2009.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2009	HOLLY CORPORATION

	By:	/s/ Bruce R. Shaw
	Name:	Bruce R. Shaw
	Title:	Senior Vice President and Chief Financial Officer

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2009	NAVAJO HOLDINGS, INC.

	By:	/s/ Bruce R. Shaw
	Name:	Bruce R. Shaw
	Title:	Vice President and Chief Financial Officer

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2009	NAVAJO PIPELINE GP, L.L.C.

	By:	/s/ Bruce R. Shaw
	Name:	Bruce R. Shaw
	Title:	Vice President and Chief Financial Officer

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2009	NAVAJO PIPELINE LP, L.L.C.

	By:	/s/ James G. Townsend
	Name:	James G. Townsend
	Title:	President

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2009	NAVAJO PIPELINE CO., L.P.

	By:	Navajo Pipeline GP, L.L.C.,
Its general partner

	By:	/s/ Bruce R. Shaw
	Name:	Bruce R. Shaw
	Title:	Vice President and Chief Financial Officer

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2009	HOLLY LOGISTIC SERVICES, L.L.C.

	By:	/s/ Bruce R. Shaw
	Name:	Bruce R. Shaw
	Title:	Senior Vice President and Chief Financial Officer

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2009	HEP LOGISTICS HOLDINGS, L.P.

	By:	Holly Logistic Services, L.L.C.,
Its general partner

	By:	/s/ Bruce R. Shaw
	Name:	Bruce R. Shaw
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit 4.1:	First Amended and Restated Agreement of Limited Partnership of Holly Energy Partners, L.P. (incorporated by reference to Exhibit 3.1 of Issuer’s Quarterly Report on Form 10-Q for its quarterly period ended June 30, 2004, File No. 1-32225).

Exhibit 4.2:	Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of Holly Energy Partners, L.P., dated February 28, 2005 (incorporated by reference to Exhibit 3.1 of Issuer’s Current Report on Form 8-K dated February 28, 2005, File No. 1-32225).

Exhibit 4.3	Amendment No. 2 to the First Amended and Restated Agreement of Limited Partnership of Holly Energy Partners, L.P., as amended, dated July 6, 2005 (incorporated by reference to Exhibit 3.1 of Issuer’s Current Report on Form 8-K dated July 6, 2005, File No. 1-32225).

Exhibit 4.4	Amendment No. 3 to First Amended and Restated Agreement of Limited Partnership of Holly Energy Partners, L.P., dated April 11, 2008 (incorporated by reference to Exhibit 4.1 of Issuer’s Current Report on Form 8-K filed April 15, 2008, File No. 1-32225).

Exhibit 99.1:	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated August 28, 2009.